Exhibit 99.1

BW LPG Limited - Financial Results for Q2 2024

(Singapore, 22 August 2024)

Highlights and Subsequent Events

-	Another strong quarter for shipping with daily TCE of US$ 49,660 per available day and US$ 48,030 per calendar day.

-	Generated NPAT of US$ 85 million or earnings per share of US$ 0.58. Declared a Q2 2024 cash dividend of US$0.58 per share amounting to US$76.4 million, representing 121% of Shipping NPAT and 100% of total earnings.

-	For the third quarter of 2024, we have fixed ~86% at an average rate of ~US$ 43,000 per available day.

-	BW Product Services generated a net accounting profit of US$ 15.7 million in Q2 after adjusting for G&A and tax provisions.

-	Announced the acquisition of 12 VLGCs from Avance Gas at a total purchase price of US$ 1,050 million. Closing of the transaction will take place on a vessel-by-vessel basis with targeted completed by 31 December 2024.

-	Successfully completed the redomiciliation from Bermuda to Singapore on 1 July 2024.

-	The BW LPG US listing has broadened investor access and strengthened our capital market activities with ~230,000 daily trading volume. The additional listing has supported share price development during the quarter.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q2 2024 Net Profit After Tax (NPAT) of US$ 85 million, yielding an annualised return on equity of 21% with US$53 million free cash flow generated. The Q2 operating profit was US$ 89 million, and earnings per share was US$ 0.58.

The Company’s net leverage ratio was 12% in Q2 with available liquidity at US$ 578 million at the end of the quarter. On the back of another strong quarter, the Board has declared a cash dividend of US$ 0.58 per share, or a total dividend of  US$ 76 million. This represents a 100% earnings payout ratio and an annualised dividend yield of 15%.

Commercial Performance Shipping – Q2 VLGC freight rates averaged US$ 49,700 per available day or US$ 48,000 per calendar day, with 95% fleet utilisation. Time Charter Equivalent (TCE) income was US$ 148.6 million for the quarter, and our India subsidiary contributed a stable TCE income of US$ 30.6 million for Q2.

Product Services – Product Services reported a US$ 24.5 million gross profit for Q2. After considering other expenses, comprising mainly of G&A and income tax expenses, Product Services reported a net profit after tax of US$ 15.7 million for the quarter.

Corporate Update

With reference to the press release dated August 15, 2024, BW LPG announced the transaction to acquire 12 Very Large Gas Carriers (VLGCs) from Avance Gas for a total consideration of US$ 1,050 million. This acquisition increases the number of VLGCs owned and operated by BW LPG from 41 to 53, of which 22 are LPG dual-fuel.

This transaction further solidifies BW LPG's position as the world’s leading owner and operator of VLGCs, with the largest number of LPG dual-fuel powered VLGCs. This fleet expansion comes at an opportune time with VLGC newbuild deliveries abating and continued growth in global LPG export volumes.

The strategic transaction will enhance BW LPG's commercial scale and increase its operational leverage in a market expected to remain strong in the coming years, and as such solidify earnings and dividend potential.

The press release can be found at this link: https://www.bwlpg.com/media/press-release/bw-lpg-acquires-12-very-large-gas-carriers-from-avance-gas/.

Market Update

The first half of 2024 was marked by significant volatility in freight rates. In January, spot rates for the Houston – Chiba route began printing above US$120,00 per day, before a cold snap in the US temporarily curtailed production and exports of LPG. This resulted in spot rates falling sharply to around OPEX levels.

Subsequently, earnings recovered alongside LPG production in the US, and from mid-February to the latter half of June, spot cargoes were fixed at rates above the seasonal average level. In early June, the Panama Canal Authority announced another increase in maximum allowed draft and available slots for transiting the canal, as the water level in Lake Gatun normalised. This had a negative impact on the VLGC market balance, as fewer VLGCs elected to sail the longer route around Cape of Good Hope on their way to the Far East.

Furthermore, in early July, Hurricane Beryl made landfall in Texas, and causing widespread damage. This has had a negative impact on the number of LPG cargoes available for export and ultimately spot rates for VLGCs. Despite these disruptions however, export volumes on VLGCs out of North America still grew 3.7% in the first half of 2024, compared to the same period in 2023.

In the Middle East, export growth was flat, in part due to the continuation of the OPEC+ production cuts, and also some maintenance taking place towards the end of Q2. Export volumes on VLGCs out of Middle East were down 1.6% in the first half of 2024, compared to the first half of 2023.

Fleet Capacity

Year-to-date, 16 new VLGC vessels have been delivered, and there are plans for the delivery of 6 more throughout the remaining months of 2024, and 13 VLGCs for delivery in 2025. Established shipbuilders are indicating deliveries no earlier than 2027 for new VLGC orders.

VLGC Freight Market Summary

Freight rates have rebounded from a seasonal low of approximately US$30,000 per day for loadings out of US Gulf to a level of approximately US$45,000 per day, and the fundamentals remain supportive.

We expect the spot market to fluctuate driven by weather changes, geopolitical situation, Panama Canal availability and other drivers of the VLGC market.

The WTI oil price is trading in the high US$70s per barrel, and expectations for North American LPG export growth are in the high single-digits for the next three years while Middle East LPG exports are expected to grow in the mid-single digits over the coming years, driven by higher gas production from new projects in Qatar, UAE and other countries in the region.

Furthermore, Chinese PDH plants have increased their run-rates lately and China saw all-time high LPG imports in June. A continued robust demand side in China will likely contribute to a wide US-Far East arbitrage which is positive for shipping.

The current FFA market for CAL2025 is trading at equivalent to approximately US$50,000 per day, which reflects support to the current spot market levels.

Q2 2024 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q2 2024 Earnings Presentation and Interim Financial Report.

-	BW LPG Q2 2024 Earnings Presentation
-	BW LPG Q2 2024 Interim Financial Report

BW LPG will present its financial results at 14:00hrs CET today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The Presentation will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPGQ22024EP

A presentation recording will also be available after the event on the Company’s website at: https://www.investor.bwlpg.com.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.